[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

May 6, 2011

Richard Pfordte Kimberly A. Browning Securities and Exchange Commission Office of Investment Management 100 F Street, NE Washington, DC 20549

                    RE: Fiduciary/Claymore MLP Opportunity Fund
                           (File Nos. 333-172885 & 811-21652)

Dear Sir and Madam:

Thank you for your telephonic comments received on May 6, 2011 regarding pre-effective amendment no. 1 to the registration statement on Form N-2 filed by Fiduciary/Claymore MLP Opportunity Fund (the “Fund”) on April 28, 2011 (the “Registration Statement”).

The Fund hereby confirms that it will review all statements made to shareholders on the Fund’s website and in future shareholder communications and reports and revise language as necessary to describe distributions paid to shareholders as “distributions” and not as “dividends.”

* * *

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman